Points International Reports First Quarter 2021 Results

- Continued Operational Resilience Drives Second Consecutive Quarter of Sequential Revenue,
Gross Profit and Adjusted EBITDA Growth -

- Strong Quarter of New and Expanded Partnership Activity -

TORONTO - May 12, 2021 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the first quarter ended March 31, 2021.

Unless otherwise noted, all amounts are in USD. The complete first quarter Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis are available at www.sedar.com and www.sec.gov.

"Our first quarter results represent our best quarterly performance since the onset of the pandemic," said Rob MacLean, CEO of Points. "We drove continued sequential improvements across revenue and gross profit, as well as significant Adjusted EBITDA expansion. Further, our recent equity offering has bolstered our strong liquidity position, giving us additional flexibility as we execute on our growth drivers throughout the year. As the broader travel and hospitality industry works towards recovery, we are seeing increased consumer confidence and pent-up travel demand which is driving improved performance across our products and services. These positive trends are strengthening our confidence in the important role loyalty programs will play in the coming years of growth in travel and hospitality.

"Building on our pipeline momentum in 2020, we have continued to execute on our core growth drivers so far in 2021. We expanded our relationships with several existing partnerships, including additional deployments of our new Subscription and Accelerate Anything services, both of which have generated strong partner interest during the pandemic. In addition, we have continued to develop new relationships and deepened our presence in the growing Middle East travel market."

Mr. MacLean concluded: "As we look to the rest of 2021, the progress we have seen over the past 2 quarters provides us with confidence that the initial stages of the travel recovery are underway. We will continue to execute on our growth drivers and support our partners as we accelerate our performance in the coming quarters of recovery. Points has demonstrated tremendous resilience throughout the pandemic, and I am proud of our team's commitment and effort as we emerge from the past year as an even stronger organization."

First Quarter 2021 Financial Highlights

	For the three months ended
(in millions USD)	March 31, 2021	December 31, 2020	March 31, 2020
Total Revenue	$65.0	$56.4	$82.7
Gross Profit	$9.0	$8.5	$13.8
Total Operating Expenses	$10.2	$9.9	$12.5
Net Income/(Loss)	($1.1)	($0.7)	$1.1
Adjusted EBITDA[1]	$1.2	$0.4	$3.6

______________________

1 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that Adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures section of Management’s Discussion and Analysis.

● Total revenue in the first quarter of 2021 increased 15% on a quarter over quarter basis due to improved marketing performance and increased transactional metrics and decreased 21% year over year due to the continued impacts of COVID-19.

● Gross profit improved 6% compared to the fourth quarter of 2020 due to continued performance improvements across multiple partners and was down 34% on a year over year basis due to the impacts of COVID-19.

● Operating expenses decreased $2.3 million or 18% compared to the prior year quarter due to $1.2 million in wage subsidies recognized during the first quarter of 2021 combined with continued reductions to discretionary spending and prudent cost management in response to the pandemic. Operating expenses increased slightly by 3% compared to the fourth quarter of 2020.

● Total funds available2 at the end of the first quarter were $94.2 million compared to $79.1 million as at December 31, 2020. The increase primarily reflects net proceeds received from the closing of the Company's equity offering in March 2021, partially offset by the repayment of all remaining borrowings from the senior secured credit facility during the quarter.

Recent Operational Highlights

● Deployed our new Accelerate Anything service with the Emirates Skywards program in the first quarter, which enables members to quickly boost their prior mileage earnings, including miles earned on credit card and other non-travel related activity.

● Expanded the reach of our Buy service with Spirit Airlines in the first quarter, giving members the ability to use their miles balance plus cash to top up seamlessly for flight awards.

● Launched Rapid Rewards Subscription Plan with Southwest Airlines in March, allowing members to build towards a pre-determined rewards balance through monthly points deposits.

● In April, launched a new partnership with Mashreq Bank, a leading United Arab Emirates financial institution, to allow members of Mashreq's Salaam program to exchange points into Emirates Skywards miles.

● Expanded our partnership with the Qatar Airways Privilege Club program with two additional services: (1) Deployed our Hotel & Car Rewards service in April, enabling members to now earn and redeem their miles on both hotel bookings and car rentals; and (2) Enabled our Accelerate Anything service for Privilege Club members in May. Qatar is the third loyalty program partner to take advantage of this new capability over the last year.

● In April, we expanded our existing integration between Hilton Honors and Lyft to support Lyft's vaccine access initiative, rewarding members who have donated a Lyft ride to those in need with a one-time reward of Hilton Honors points.

______________________

2 Total funds available is defined as cash and cash equivalents, cash held in trust, and funds receivable from payment processors.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its first quarter 2021 results, followed by a question-and-answer session.

Date: Wednesday, May 12, 2021

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13719066

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points International's IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through May 26, 2021.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13719066

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented and our capitalization), our financial performance, our growth strategies, our business pipeline and ability to sign and launch new loyalty program partnerships, and our beliefs on the long-term sustainability of the loyalty industry, the role of the loyalty industry in the recovery of the travel industry, the competitive environment in which we operate, the recovery of the broader travel and hospitality industries, other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis ("MD&A"), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov. The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Non-GAAP Financial Measures" section of the Company's Q1 2021 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Investor Relations

1-949-574-3860

IR@points.com

Points International Ltd.

Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA [1]

Expressed in thousands of United States dollars

	For the three months ended

	Mar 31, 2021	Mar 31, 2020
Net (Loss) Income	$(1,092)	$1,118
Income tax (recovery) expense	(415)	309
Finance costs	126	88
Depreciation and amortization	1,417	1,249
Foreign exchange loss (gain)	227	(38)
Equity-settled share-based compensation expense	930	879
Adjusted EBITDA	$1,193	$3,605

[1] Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based compensation expense, and foreign exchange. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.

Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$84,682	$73,070
Cash held in trust	599	280
Funds receivable from payment processors	8,955	5,795
Accounts receivable	5,965	3,559
Prepaid taxes	1,527	1,760
Prepaid expenses and other assets	2,942	3,075
Total current assets	$104,670	$87,539

Non-current assets
Property and equipment	1,266	1,529
Right-of-use assets	1,700	1,862
Intangible assets	11,677	12,130
Goodwill	5,681	5,681
Deferred tax assets	3,431	3,087
Other assets	202	202
Total non-current assets	$23,957	$24,491
Total assets	$128,627	$112,030

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,435	$5,766
Income taxes payable	675	489
Payable to loyalty program partners	60,096	50,629
Current portion of lease liabilities	1,173	1,156
Current portion of other liabilities	953	847
Current portion of long term debt	-	3,500
Total current liabilities	$68,332	$62,387

Non-current liabilities
Long term debt	-	11,500
Lease liabilities	887	1,136
Other liabilities	50	57
Deferred tax liabilities	1,526	1,731
Total non-current liabilities	$2,463	$14,424
Total liabilities	$70,795	$76,811

SHAREHOLDERS’ EQUITY
Share capital	72,769	49,251
Contributed surplus	2,025	1,795
Accumulated other comprehensive income	580	623
Accumulated deficit	(17,542)	(16,450)
Total shareholders’ equity	$57,832	$35,219
Total liabilities and shareholders’ equity	$128,627	$112,030

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Expressed in thousands of United States dollars, except per share amounts

(Unaudited)
For the three months ended March 31	2021	2020[2]
REVENUE
Principal	$60,242	$75,870
Other partner revenue	4,783	6,803
Total Revenue	$65,025	$82,673
Direct cost of revenue	56,025	68,846
Gross Profit	$9,000	$13,827

OPERATING EXPENSES
Sales and marketing	3,560	4,521
Research and development	2,530	3,628
General and administrative	2,701	3,141
Depreciation and amortization	1,417	1,249
Total Operating Expenses	$10,208	$12,539

Foreign exchange loss (gain)	227	(38)
Finance and other income	(54)	(189)
Finance costs	126	88

(LOSS) INCOME BEFORE INCOME TAXES	$(1,507)	$1,427

Income tax (recovery) expense	(415)	309
NET (LOSS) INCOME	$(1,092)	$1,118

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges	253	(1,485)
Income tax effect	(67)	393
Reclassification to net income of (gain) loss on foreign exchange derivatives designated as cash flow hedges	(314)	99
Income tax effect	83	(26)
Foreign currency translation adjustment	2	17
Other comprehensive loss for the period, net of income tax	$(43)	$(1,002)
TOTAL COMPREHENSIVE (LOSS) INCOME	$(1,135)	$116

(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share	$(0.08)	$0.08
Diluted (loss) earnings per share	$(0.08)	$0.08

[2] Prior period comparatives had been reclassified to conform with current year presentation.

Points International Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares (Unaudited)	Attributable to equity holders of the Company
	Share Capital		Contributed Surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	Number of Shares	Amount

Balance at December 31, 2020	13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss	-	-	-	-	(1,092)	(1,092)
Other comprehensive loss, net of tax	-	-	-	(43)	-	(43)
Total comprehensive loss	-	-	-	(43)	(1,092)	(1,135)
Effect of equity-settled share-based compensation expense	-	-	930	-	-	930
Settlement of RSUs	-	243	(700)	-	-	(457)
Shares issued, net of issuance costs	1,687,510	23,275	-	-	-	23,275
Balance at March 31, 2021	14,914,917	$72,769	$2,025	$580	$(17,542)	$57,832

Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net income	-	-	-	-	1,118	1,118
Other comprehensive loss, net of tax	-	-	-	(1,002)	-	(1,002)
Total comprehensive income	-	-	-	(1,002)	1,118	116
Effect of equity-settled share-based compensation expense	-	-	879	-	-	879
Share issuances – options exercised	50,299	506	(439)	-	-	67
Settlement of RSUs	-	2,759	(3,938)	-	-	(1,179)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity [3]	-	-	4,302	-	(4,302)	-
Balance at March 31, 2020	13,224,332	$48,826	$-	$(818)	$(9,975)	$38,033

[3] The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

Points International Ltd.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31	2021	2020
Cash flows from operating activities
Net (loss) income for the period	$(1,092)	$1,118
Adjustments for:
Depreciation of property and equipment	515	339
Depreciation of right-of-use assets	245	299
Amortization of intangible assets	657	611
Unrealized foreign exchange gain	(51)	(1,087)
Equity-settled share-based compensation expense	930	879
Finance costs	126	88
Deferred income tax (recovery) expense	(533)	170
Derivative contracts designated as cash flow hedges	(61)	(1,386)
Changes in cash held in trust	(319)	1,380
Changes in non-cash balances related to operations	4,258	(5,282)
Interest paid	(163)	(43)
Net cash provided by (used in) by operating activities	$4,512	$(2,914)

Cash flows from investing activities
Acquisition of property and equipment	(252)	(303)
Additions to intangible assets	(204)	(604)
Net cash used in investing activities	$(456)	$(907)

Cash flows from financing activities
Net proceeds from issuance of share capital	23,275	-
Proceeds from long term debt	-	40,000
Repayment of long term debt	(15,000)	-
Payment of lease liabilities	(334)	(326)
Proceeds from exercise of share options	-	67
Shares repurchased and cancelled	-	(1,042)
Taxes paid on net settlement of RSUs	(457)	(1,179)
Net cash provided by financing activities	$7,484	$37,520

Effect of exchange rate fluctuations on cash held	72	853
Net increase in cash and cash equivalents	$11,612	$34,552
Cash and cash equivalents at beginning of the period	$73,070	$69,965
Cash and cash equivalents at end of the period	$84,682	$104,517

Interest received	$24	$213
Taxes received	$355	$-
Taxes paid	$-	$(1,842)

Amounts received for interest and paid in taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.